SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND FIRST EXTRAORDINARY SHAREHOLDERS' MEETING MINUTES

1. VENUE: Rua Coronel Dulcídio 800, Curitiba - PR. 2. DATE AND TIME: March 11, 2021 - 10:00 a.m. 3. CALL NOTICE: The call notice was published in the “Diário Oficial do Estado do Paraná” and "Folha de Londrina” newspapers. 4. QUORUM: eighty-nine point sixty-two (89.62) of the voting capital. 5. PRESIDING BOARD: MARCELO LUIZ CURADO - President; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS - 201st EXTRAORDINARY SHAREHOLDERS' MEETING

ITEM 1 - approved, by majority vote, the full amendment to and consolidation of the Company’s Bylaws, which becomes effective with the new wording as from today. It was recorded at the minutes that, with the definition of the headquarters in the city of Curitiba, state of Paraná and the granting of powers for the Board of Directors to define the address, until further resolution of the Board of Directors to change the address, the Company’s headquarters shall remain at Rua Coronel Dulcídio n.º 800, bairro Batel, CEP 80.420-170, city of Curitiba, state of Paraná. It was also recorded that the Stock split approved herein shall be carried out by crediting nine (9) new shares of the same type and class for each one (1) share held by shareholders. Company shares will be traded with no right to Stock split (“ex-stock split”) as from March 12, 2021 (including this date), and the new shares will be credited to shareholders by March 16, 2021. Voting details (favorable, against and abstentions) are recorded in the full version of the minutes.

ITEM 2 – Authorized, by majority vote, the Company’s Management to perform all the acts necessary to carry out the resolutions arising from the amendments to the Bylaws, including, but not limited to, operating the Stock split, defining the procedures and conditions for the Conversion of Shares and creation of UNITs, contracting the financial institution issuer of UNITs, listing the UNITs with B3 in order to allow the actual trading of UNITs, performing the necessary acts abroad regarding the depositary receipt programs and, subject to the implementation of the conditions precedent provided for in the Bylaws, requesting that the Company be admitted at B3’s Level 2 and sign the Participation Agreement at Level 2. Voting details (favorable, against and abstentions) are recorded in the full version of the minutes.

SIGNATURES: MARCELO LUIZ CURADO - Representative of the State of Paraná and Chairman of the General Meeting; MARCEL MARTINS MALCZEWSKI - Chairman of the Board of Directors; DANIEL PIMENTEL SLAVIERO, CEO; ADRIANO RUDEK DE MOURA - Chief Finance and Investor Relations Officer; DEMETRIUS NICHELE MACEI - Chairman of the Fiscal Council; FERNANDO DE SOUZA LEITE - Deloitte Touche Tohmatsu Limited - Deloitte; and DENISE TEIXEIRA GOMES – Secretary. The signatures of the shareholders present were omitted as per authorization recorded in the minutes of the Meeting.

The full text of the Minutes of the 201st Extraordinary Shareholders' Meeting was drawn up on pages 45 to 70 of book 12, of Companhia Paranaense de Energia - Copel. --------------------------------------

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.